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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)
                             ---------------------
                                  ACSYS, INC.
                       (Name of Subject Company (issuer))

                                  VEDIOR N.V.
                                  TIBERIA B.V.
                            PLATFORM PURCHASER INC.
                      (Names of Filing Persons (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
  (including associated Series A Junior Participating Preferred Stock Purchase
                                    Rights)
                         (Title of Class of Securities)

                                   00087X 103
                     (CUSIP Number of Class of Securities)

                               C.K. ZACHARY MILES
                   C/O SELECT APPOINTMENTS NORTH AMERICA INC.
                             60 HARVARD MILL SQUARE
                              WAKEFIELD, MA 01880
                                 (781) 213-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications
                        on Behalf of the Filing Persons)
                         ------------------------------
                                    COPY TO:

                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600
                         ------------------------------
                           CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
       ----------------------                  --------------------
             $84,182,055                              $16,837

------------------------
* Calculated solely for purposes of determining the filing fee, assuming the purchase of 16,836,411 shares at the tender offer price of $5.00 per share of common stock.

/ /  Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount previously paid: N/A

    Form or Registration No: N/A

    Filing Party: N/A

    Date filed: N/A

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  Third party tender offer subject to Rule 14d-1.

    / /  Issuer tender offer subject to Rule 13e-4.

    / /  Going-private transaction subject to Rule 13e-3.

    / /  Amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the tender offer by Platform Purchaser Inc., a Georgia corporation (the "Purchaser") and an affiliate of Vedior N.V., a company organized under the laws of the Netherlands ("Vedior") and to become, immediately prior to the initial purchase of Shares (as defined below) under the Offer, a wholly owned subsidiary of Tiberia B.V., a company organized under the laws of the Netherlands ("Parent"), to purchase all of the outstanding shares of common stock, no par value per share (including the associated series A junior participating preferred stock purchase rights, the "Shares"), of Acsys, Inc., a Georgia corporation (the "Company"), at a purchase price of $5.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2000, and the related Letter of Transmittal. This Schedule TO is being filed on behalf of Vedior, Parent and the Purchaser.

    The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

    (c)(3) and (4) During the last five years, none of the Purchaser, Parent or Vedior nor, to the best knowledge of the Purchaser, Parent and Vedior, ING Groep N.V., a company organized under the laws of the Netherlands, Stichting Administratiekantoor van gewone aandelen Vedior, organized under the laws of the Netherlands, Stichting Administratiekantoor ING Groep, organized under the laws of the Netherlands or any of the persons listed on Schedule I of the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation under such laws.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) (2) Reference is made to the employment agreements and the amendments thereto by and between the Company and certain of its executive officers and related persons, and to the support agreements by and among Vedior, the Purchaser and certain of its executive officers and related persons, copies of which are filed as Exhibits (d)(2) through (d)(11) hereto, respectively, which are incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The "Agreement in Principle between ING and VHBV Relating to the Acquisition of Acsys, Inc.," among ING Bank Corporate Investment, B.V., Vedior Holding B.V. and Vedior dated as of April 13, 2000, a copy of which is filed as Exhibit
(b) to this Schedule TO, is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

    Not applicable.

ITEM 12.  EXHIBITS.

ITEM                                 DESCRIPTION
----------   ------------------------------------------------------------
(a)(1)(A)    Offer to Purchase dated April 27, 2000.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

(a)(1)(F)    Letter to Shareholders dated April 27, 2000, from the
             Chairman of the Board and Chief Executive Officer of the Company.

(a)(1)(G)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(1)(H)    Summary advertisement published April 27, 2000.

(a)(2)-(4)   Not applicable.

(a)(5)       Joint Press Release issued by Vedior and the Company on
             April 17, 2000 (previously filed on Schedule TO filed by
             Purchaser and Parent on April 17, 2000).

(b)          Agreement in Principle between ING and VHBV Relating to the
             Acquisition of Acsys, Inc., dated as of April 13, 2000, among ING Bank Corporate, Vedior Holding B.V. and Vedior.

(d)(1) Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, Select Appointments
             North America Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(2) Employment Agreement, dated September 1997, by and among the Company, ACSYS Resources, Inc. and Harry J. Sauer.

(d)(3)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and among Harry J. Sauer, the Company and Acsys
             Resources, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(4)       Employment Agreement, dated May 16, 1997 and as amended on
             May 16, 1997, by and between the Company and David C.
             Cooper.

(d)(5)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between David C. Cooper and the Company
             (incorporated by reference to Exhibit 10.1 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(6) Employment Agreement, dated February 7, 2000, by and between the Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on
             Form 10-K for the year ended December 31, 1999).

(d)(7)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between Patricia Kennedy and the Company
             (incorporated by reference to Exhibit 10.2 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

ITEM                                 DESCRIPTION
----------   ------------------------------------------------------------
(d)(8)       Employment Agreement, dated August 21, 1998, between the
             Company and Brady W. Mullinax, Jr. (incorporated by
             reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

(d)(9)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between Brady W. Mullinax, Jr. and the Company
             (incorporated by reference to Exhibit 10.3 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(10) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, David C. Cooper and Teri L. Cooper
             (incorporated by reference to Exhibit 2.2 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(11) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, Harry J. Sauer and The Sauer Family
             Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(12)      Confidentiality Agreement, dated May 21, 1999, as amended on
             March 31, 2000, by and among the Company, Select
             Appointments (Holdings) PLC and Vedior.

(g)          Not applicable.

(h)          Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

    Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       VEDIOR N.V.

                                                       By:  /s/ C.K. ZACHARY MILES
                                                            -----------------------------------------
                                                            Name: C.K. Zachary Miles
                                                            Title: Chief Financial Officer

                                                       TIBERIA B.V.

                                                       By:  /s/ A.W.M. GIESEN
                                                            -----------------------------------------
                                                            Name: A.W.M. Giesen
                                                            Title: Managing Director

                                                       PLATFORM PURCHASER INC.

                                                       By:  /s/ C.K. ZACHARY MILES
                                                            -----------------------------------------
                                                            Name: C.K. Zachary Miles
                                                            Title: President

Dated: April 27, 2000

                               INDEX TO EXHIBITS

ITEM                                 DESCRIPTION
----------   ------------------------------------------------------------
(a)(1)(A)    Offer to Purchase dated April 27, 2000.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D)    Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.

(a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.

(a)(1)(F)    Letter to Shareholders dated April 27, 2000, from the
             Chairman of the Board and Chief Executive Officer of the Company.

(a)(1)(G)    Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.

(a)(1)(H)    Summary advertisement published April 27, 2000.

(a)(2)-(4)   Not applicable.

(a)(5)       Joint Press Release issued by Vedior and the Company on
             April 17, 2000 (previously filed on Schedule TO filed by
             Purchaser and Parent on April 17, 2000).

(b)          Agreement in Principle between ING and VHBV Relating to the
             Acquisition of Acsys, Inc., dated as of April 13, 2000, among ING Bank Corporate, Vedior Holding B.V. and Vedior.

(d)(1) Agreement and Plan of Merger, dated as of April 16, 2000, by and among Parent, the Purchaser, Vedior, Select Appointments
             North America Inc. and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(2) Employment Agreement, dated September 1997, by and among the Company, ACSYS Resources, Inc. and Harry J. Sauer.

(d)(3)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and among Harry J. Sauer, the Company and Acsys
             Resources, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(4)       Employment Agreement, dated May 16, 1997 and as amended on
             May 16, 1997, by and between the Company and David C.
             Cooper.

(d)(5)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between David C. Cooper and the Company
             (incorporated by reference to Exhibit 10.1 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(6) Employment Agreement, dated February 7, 2000, by and between the Company and Patricia Kennedy (incorporated by reference to Exhibit 10.29 of the Company's Annual Report on
             Form 10-K for the year ended December 31, 1999).

(d)(7)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between Patricia Kennedy and the Company
             (incorporated by reference to Exhibit 10.2 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

ITEM                                 DESCRIPTION
----------   ------------------------------------------------------------
(d)(8)       Employment Agreement, dated August 21, 1998, between the
             Company and Brady W. Mullinax, Jr. (incorporated by
             reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

(d)(9)       Amendment of Employment Agreement, dated as of April 16,
             2000, by and between Brady W. Mullinax, Jr. and the Company
             (incorporated by reference to Exhibit 10.3 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(10) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, David C. Cooper and Teri L. Cooper
             (incorporated by reference to Exhibit 2.2 to the Current
             Report on Form 8-K of the Company filed on April 18, 2000).

(d)(11) Support Agreement, dated as of April 16, 2000, by and among Vedior, the Purchaser, Harry J. Sauer and The Sauer Family
             Foundation (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K of the Company filed on April 18, 2000).

(d)(12)      Confidentiality Agreement, dated May 21, 1999, as amended on
             March 31, 2000, by and among the Company, Select
             Appointments (Holdings) PLC and Vedior.

(g)          Not applicable.

(h)          Not applicable.